Exhibit 99.1

China Cord Blood Corporation Receives Notice of a Transaction Regarding its 7% Senior Convertible Notes Due 2017 Held by KKR

HONG KONG, China, May 4, 2015 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced that the Company has been informed that Golden Meditech Holdings Limited (“Golden Meditech”), a Hong Kong listed company and a substantial shareholder of the Company, has entered into an agreement (the “Agreement”) to purchase the Company’s outstanding 7% senior convertible notes due 2017 (the “Notes”) held by KKR China Healthcare Investment Limited (“KKR”).

The Notes were originally issued by the Company to KKR in April 2012 with an aggregate principal amount of $65 million. The purchase consideration for the Notes is currently estimated to be approximately $159.9 million plus interest accrued on the Notes from April 27, 2015 to the date when the purchase of the Notes is completed. The purchase consideration is subject to (i) applicable distributions on the ordinary shares made by the Company, if any, and (ii) any possible changes to the currently offered per ordinary share purchase price at $6.40 as reflected in Golden Meditech’s previously announced proposed “going-private” transaction, in each case in accordance with the terms of the Agreement. The completion of the purchase of the Notes is subject to certain closing conditions, including the approval of Golden Meditech’s shareholders with respect to such purchase of the Notes.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com